                           OFFER TO PURCHASE FOR CASH
                      UP TO 7,000 LIMITED PARTNERSHIP UNITS
                                       OF
                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                                       AT
                                  $275 PER UNIT
                                       by
                      MADISON LIQUIDITY INVESTORS 117, LLC
                                (the "Purchaser")

     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON OCTOBER 23, 2001, UNLESS EXTENDED.

     The Purchaser hereby seeks to acquire limited partnership Units in Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The Purchaser is a Delaware limited liability company owned by MRI Partners, LLC ("MRI Partners"), a joint venture between Madison Capital Management, LLC ("Madison") and Haberhill LLC ("Haberhill"). MRI Partners is the managing member of the Purchaser and Madison through subsidiaries is the managing member of MRI Partners. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm. Madison, Haberhill, MRI Partners, Bryan E. Gordon and Ronald M. Dickerman, the principals of Madison, and Douglas H.S. Greene, the principal of Haberhill, are Co-Bidders with the Purchaser in the Offer. None of the Purchaser nor any such co-bidder is affiliated with the Partnership or its general partner. For information concerning the Purchaser and its principals, please refer to Section 11 - "Certain Information Concerning the Purchaser" below and
Schedule I attached hereto.

     The Purchaser hereby offers to purchase up to 7,000 of the issued and outstanding Units at a purchase price of $275 per Unit, in cash, reduced by any cash distributions made or declared on or after September 21, 2001 (the "Offer Date"), with interest at the rate of 7% per annum from the Expiration Date (defined below) to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., New York Time, on October 23, 2001 or such other date to which this Offer may be extended (the "Expiration Date").

     The Units sought pursuant to the Offer represent 10% of the Units issued and outstanding as of June 15, 2001. The Purchaser's affiliates currently beneficially own an aggregate of 20 Units, or approximately 0.03% of the total of 70,000 outstanding Units, and the Purchaser has contractual arrangements to purchase an additional 90 Units pursuant to private purchases made in July and August of this year and 40 Units at $275 per Unit pursuant to a private purchase made in September of this year. If the Offer is successful and the Purchaser acquires all of the Units sought, and if it acquires such additional 130 Units, it and its affiliates will beneficially own approximately 10.21% of the outstanding Units, including the Units owned by its affiliates.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF, AS OF THE EXPIRATION DATE, MORE THAN 7,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO RATA BASIS 7,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE
SECTION 13 - "CONDITIONS OF THE OFFER." A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER, SUBJECT TO THE PROVISIONS OF SECTION 7.01 OF THE PARTNERSHIP'S LIMITED PARTNERSHIP AGREEMENT.

     The Purchaser believes, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices, (ii) the Partnership's historical operations and distribution performance, (iii) the nature and condition of the Partnership's properties and the future capital expenditure obligations they will require, (iv) the terms of the Partnership's indebtedness and the long-term management agreement encumbering such properties and (v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased. Before tendering, however, Unitholders are urged also to consider the following factors:

     . Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. The Offer Price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership.

     . Although the Purchaser cannot predict with certainty the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that would be realized from a sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership. As more fully described in "Introduction - Establishment of the Offer Price," below, the Purchaser established the Offer Price based on its analysis of the Partnership's assets and estimates of when the Partnership may liquidate. This analysis yielded a value of approximately $135 million for the Partnership's properties and, after adding the Partnership's net working capital and subtracting mortgage and the General Partner's one percent share of sales and refinancing proceeds, an estimated value of approximately $33 million, or $474 per Unit. For the reasons set forth herein, however, the Purchaser does not believe that this estimated per Unit value is an accurate reflection of what an investor might receive today or in future periods, in respect of a Unit.

     . The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $275 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

     . Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any of its affiliates as to such fairness. When the assets of the Partnership are ultimately sold, the return to Unitholders could by higher or lower than the Offer Price. Unitholders are urged to consider carefully all the information contained herein before accepting the Offer.

     . The General Partner does not disseminate a net asset value for the Units. The Purchaser believes, in any event, that net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than net asset value depending on several factors. Estimates of net asset value are generally based upon a hypothetical sale of all of a partnership's assets, as of a hypothetical date, and the distribution to the limited and general partners of the gross proceeds of such sales, net of related indebtedness. They generally do not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up a partnership.

     . After the Expiration Date, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

     . In the event a total of more than 7,000 Units are tendered, the. Purchaser will accept only a portion of the Units tendered by a Unitholder on a pro rata basis, subject to the terms and conditions of the Offer.

     . The transfer of Units is subject to the requirements of Section 7.01 of the Partnership's Limited Partnership Agreement, which provides among other things, that (i) assignments may only be made on the first day of a fiscal quarter of the Partnership, (ii) no assignments after which the assignor would hold less than five Units will be permitted or recognized and (iii) the General Partner may impose restrictions on transfers if, based upon the advice of counsel to the Partnership, it determines such further limitations or restrictions are necessary or advisable to protect the Partnership from being considered a "publicly traded partnership" within the meaning of Section 7704 of the Internal Revenue Code.

     . As the Expiration Date will not occur in time for the transfer of the Units to be effectuated until the first day of the Partnership's 2002 first fiscal quarter, the Purchaser will pay interest on the Offer Price at the rate of 7% per annum from the Expiration Date to the date the Offer is consummated and payment is made for the Units (currently expected to be after January 1, 2002). If the Offer is not consummated, or any Unit or Units are not accepted for payment and paid for, no interest shall be paid in respect of unpurchased Units. It should also be noted that the Purchaser will, pursuant to the terms and conditions of the Offer and the Partnership's Limited Partnership Agreement, and subject to applicable law, be empowered to exercise voting and other rights appurtenant to ownership of Units accepted for payment prior to payment therefor. The Purchaser believes the Partnership's practice is to provide confirmation of transfers only after they have actually taken place, which may be some days or one or more weeks after the date of book transfer. The Purchaser will pay for Units accepted for payment as soon as possible after receipt of confirmation of transfers.

     . The Purchaser and the Co-Bidders have not engaged a Depositary for the Offer. Tendered Units will be received by the Purchaser and submitted by the Purchaser to the transfer agent for the Partnership for transfer, and the Purchaser will hold the funds necessary to pay Unitholders for purchased Units upon transfer of the Units to the Purchaser. The Purchaser and the Co-Bidders have chosen not to engage a Depositary because affiliates of the Purchaser have substantial experience in transferring limited partnership interests, as well as to minimize the costs of the Offer. The Purchaser does not believe that the absence of a Depositary will result in any delay in effectuating transfers.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

September 21, 2001

IMPORTANT

     Any (i) Unitholder, (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts, Keogh Plans or qualified plans (a "Beneficial owner") or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as a Limited Partner (an "Assignee") desiring to tender any Units should either (a) complete and sign the Agreement of Assignment and Transfer (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions to the Agreement of Assignment and Transfer (see Instructions to Complete the Agreement of Assignment and Transfer) and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to Madison Liquidity Investors 117, LLC at the address set forth below or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Unitholders in this Offer to Purchase shall be deemed to also refer to Beneficial Owners and Assignees.

For deliveries by mail, Federal Express or other private overnight couriers:

Madison Liquidity Investors 117, LLC
6143 South Willow Drive
Suite 200
Greenwood Village, Colorado 80111

Telephone:   1-800-269-7313 (toll-free)
Facsimile:   (No Agreements of Assignment and Transfer will be accepted by fax)

     Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to the Purchaser, at 1-800-269-7313 (toll-free).

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     EACH UNITHOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND RELATED DOCUMENTS.


     The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (the "SEC" or "Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional office of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

     The Purchaser has or will be filing with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                                Page
SUMMARY TERM SHEET .........................................................

INTRODUCTION ...............................................................

TENDER OFFER

     Section 1.   Terms of the Offer .......................................
     Section 2.   Procedures for Tendering Units ...........................
     Section 3.   Acceptance for Payment and Payment for Units .............
     Section 4.   Proration ................................................
     Section 5.   Withdrawal Rights ........................................
     Section 6.   Extension of Tender Period; Termination; Amendment .......
     Section 7.   Certain Federal Income Tax Consequences ..................
     Section 8.   Effects of the Offer .....................................
     Section 9.   Purpose of the Offer;  Future Plans ......................
     Section 10.  The Business of the Partnership ..........................
     Section 11.  Certain Information Concerning the Purchaser .............
     Section 12.  Source of Funds ..........................................
     Section 13.  Conditions of the Offer ..................................
     Section 14.  Certain Legal Matters ....................................
     Section 15.  Fees and Expenses ........................................
     Section 16.  Miscellaneous ............................................

Schedule I - The Purchaser and its Principals

                               SUMMARY TERM SHEET


     Madison Liquidity Investors 117, LLC is offering to purchase up to 7,000 Units for $275 per Unit in cash. Following is a summary of our Offer. This summary is not a complete description of the Offer. You should read carefully this entire Offer to Purchase and the documents accompanying it.

Who is offering to buy my Units?

     The Purchaser is a Delaware limited liability company owned by MRI Partners LLC, a joint venture between Madison Capital Management, LLC and Haberhill LLC. The Purchaser's owners are private investors, and more information concerning them and their principals is contained in Section 11 of this Offer to Purchase and Schedule I hereto.

What securities and how much of them are sought in the Offer?

     We are seeking to purchase up to 7,000 Units of limited partnership interest in the Partnership, which are the Units issued to public investors in the Partnership. These Units, which constitute 10% of the 70,000 Units originally issued in the Partnership's registered offering of Units in 1988, are held primarily by persons unaffiliated with the Partnership and its general partner. We will purchase up to 7,000 Units, on a pro rata basis, if necessary, as set forth in and on the other terms and conditions of this Offer to Purchase, from any Unitholder who tenders, including any affiliates of the Partnership which may own Units.

How much are you offering?

     $275 cash per Unit, less the amount of any distributions declared or made with respect to them after the date of this Offer, September 21, 2001, together with interest on the Offer Price at the rate of 7% per annum from the Expiration Date to the date the Offer is consummated and payment is made for the Units. If the Offer is not consummated, or any Unit or Units are not accepted for payment and paid for, no interest shall be paid in respect of unpurchased Units. The Purchaser is offering to pay interest on the Offer Price because the Partnership's Limited Partnership Agreement, which provides, among other things, that assignments may only be made on the first day of a fiscal quarter of the Partnership, will in all likelihood delay payment for Units accepted for payment until after the first day of the Partnership's first fiscal quarter in 2002 (approximately January 1, 2002).

Do you have the financial resources to pay, and is your financial condition relevant to my decision?

     If the total amount of Units sought is purchased, our capital commitment will be approximately $1,925,000. The Purchaser's members have made binding commitments to contribute funds necessary to fund the acquisition of all Units subject to the Offer and all anticipated costs and expenses related thereto. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its members and the Co-Bidders have an aggregate net worth in excess of $36 million, including net liquid assets of more than $7 million. Madison has a net worth in excess of $25 million; the Purchaser and MRI Partners are each newly-formed entities with nominal net worth; Haberhill has a nominal net worth; each of Messrs. Gordon and Dickerman has a net worth in excess of $5 million; and Mr. Greene has a net worth in excess of $1 million.

     Madison has invested more than $130 million for selected institutional and high-net worth investors and the Purchaser's owners have adequate liquid assets at their disposal to fund payment to selling Unitholders. This is a cash offer that is not conditioned on financing being available, and we have no current intention to take control of the Partnership.

How long do I have to decide?

     Until at least 5:00 p.m., New York Time, on October 23, 2001. The Offer can be extended in our discretion. If we extend the Offer, we will make a public announcement not later than 9:00 a.m., New York Time, on the day after the Offer was scheduled to expire.

What are the most significant conditions to the Offer?

     There are no conditions to the Offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the Offer. We may, however, not be obligated to purchase Units in the event certain conditions occur prior to the Expiration Date, such as legal or governmental actions which would prohibit the purchase or if a material adverse change occurs with respect to the Partnership or its business (including extraordinary distributions by, or change in control of, the Partnership). The purpose of the condition described in clause (g) of Section 13 of this Offer to Purchase is to protect the Purchaser against actions the Partnership or others may take prior to the Purchaser's payment for Units which might impair their value or impose special or extraordinary obligations on the Purchaser as a result of ownership thereof. Subsequent to the Expiration Date and prior to payment for the Units, we will not be obligated to purchase any Units if a legal or governmental action would prohibit the purchase or if the Partnership does not transfer record ownership of the Units to us.

How do I tender?

     Deliver a completed Agreement of Assignment and Transfer to the Purchaser no later than the time the Offer expires. A pre-addressed postage-paid envelope is enclosed for your convenience.

Can I withdraw Units I tender?

     Yes, at any time until the Offer expires, and, if and to the extent tendered Units have not been accepted for payment by November 20, 2001 (the 60th day from the Offer Date), at any time thereafter. We will be deemed to have accepted your Units, subject to the terms and conditions of the Offer, on the Expiration Date unless we terminate the Offer. To do so, you must deliver a written notice of withdrawal with the required information to the Purchaser while you still have the right to withdraw.

What does the General Partner think of your Offer?

     We have not sought the General Partner's approval or disapproval. The General Partner is expected to announce a recommendation with regards to the Offer within ten business days or as soon as possible upon becoming aware of it.

Will the Partnership continue as a public company?

     Yes, unless the total number of Unitholders (3,579 of record as of December 31, 2000, as set forth in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, dated April 2, 2001) drops below 300. We do not currently anticipate that the Offer will result in this, although we cannot now determine the results with any certainty.

Will the Offer affect my Units if I don't tender?

     No, although if we acquire all the Units sought in the Offer, we would control a large, but not necessarily controlling, block.

What are your future intentions?

     We have no current intention to seek control or change management or operations of the Partnership, or to liquidate it, although we reserve the right, at the appropriate time, to exercise limited partner and other rights, including rights relating to limited partner votes concerning management of the Partnership and its properties, sales of the Partnership's properties and liquidation and dissolution. The Purchaser will, pursuant to the terms and conditions of the Offer and subject to applicable law, be empowered to exercise voting and other rights appurtenant to ownership of Units accepted for payment prior to payment therefor.

What is the market value of my Units?

     According to the Partnership, "there is currently no established public trading market for the Units and it is not anticipated that a public market for the Units will develop." Our review of independent secondary market reporting publications found few sales of Units in secondary markets between June 1, 1999 and May 31, 2001, with 106 reported trades in the secondary market which are described in the table below. These trades do not include the Purchaser's contractual arrangements to purchase an aggregate of 90 Units at $125 per Unit pursuant to private purchases made in July and August of this year and 40 Units at $275 per Unit pursuant to a private purchase made in September of this year (see "Establishment of the Offer Price" in the Introduction to this Offer to Purchase, below), nor any purchases pursuant to tender offers for Units made by other bidders during 2001. The prices reported below for periods before the fourth quarter of 2000 do not take into account the distribution resulting from the class action litigation of $152 per unit that was paid to Unitholders during the fourth quarter of 2000. In addition, these prices do not take into account commissions and other transaction costs which sellers of Units may be required to pay, and which typically range between 8% to 10% of the reported selling price.

       Reporting Period      Weighted Average Price   High Trade    Low Trade    Units Traded
    04/1/2001 - 05/31/2001            $186               $217          $160           275
    02/1/2001 - 03/31/2001            $200               $225          $180           150
    12/1/2000 - 01/31/2001            $213               $250          $153           261
    10/1/2000 - 11/30/2000            $175               $175          $175            10
    08/1/2000 - 09/30/2000            $325               $325          $325            80
    06/1/2000 - 07/31/2000            $320               $330          $310            20
    04/1/2000 - 05/31/2000            $341               $353          $310            55
    02/1/2000 - 03/31/2000            $336               $365          $315           375
    12/1/1999 - 01/31/2000            $410               $455          $350           245
    10/1/1999 - 11/30/1999            $489               $510          $455           185
    08/1/1999 - 09/30/1999            $518               $531          $505           190
    06/1/1999 - 07/31/1999            $555               $578          $529           243

     We believe the information published by these independent sources is the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. We therefore do not know whether this information is accurate or complete.

Who can I talk to if I have questions about the Offer?

     The Purchaser, Madison Liquidity Investors 117, LLC, at 1-800-269-7313 (toll-free).

To the Unitholders of Marriott Residence Inn Limited Partnership:

                                  INTRODUCTION

     Madison Liquidity Investors 117, LLC hereby seeks to acquire limited partnership Units in Marriott Residence Inn II Limited Partnership. The Purchaser is owned by MRI Partners, LLC, a joint venture between Madison Capital Management, LLC and Haberhill LLC. MRI Partners is the managing member of the Purchaser and Madison through subsidiaries is the managing member of MRI Partners. Madison, Haberhill, MRI Partners, Bryan E. Gordon and Ronald M. Dickerman, the principals of Madison, and Douglas H.S. Greene, the principal of Haberhill, are Co-Bidders with the Purchaser in the Offer. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm. None of the Purchaser nor any such co-bidder is affiliated with the Partnership or its general partner. For information concerning the Purchaser and its principals, please refer to Section 11 - "Certain Information Concerning the Purchaser" below and Schedule I attached hereto.

     The Purchaser hereby offers to purchase up to 7,000 of the issued and outstanding Units at a Offer Price of $275 per Unit, in cash, reduced by any cash distributions made or declared on or after September 21, 2001, with interest as described below, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. The Offer will expire at 5:00 p.m., New York Time, on October 23, 2001 or such other date to which this Offer may be extended. The Units sought pursuant to the Offer represent 10% of the Units issued and outstanding as of June 15, 2001. The transfer of Units is subject to the requirements of Section
7.01 of the Partnership's Limited Partnership Agreement. As the Expiration Date will not occur in time for the Offer to be consummated until the first day of the Partnership's 2002 first fiscal quarter in 2001, the Purchaser will pay interest on the Offer Price at the rate of 7% per annum from the Expiration Date to the date of payment (currently expected to be after January 1, 2002). If the Offer is not consummated, or any Unit or Units are not accepted for payment and paid for, no interest shall be paid in respect of unpurchased Units. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

     For further information concerning the Purchaser, see Section 11 - "Certain Information Concerning the Purchaser" below and Schedule I.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF, AS OF THE EXPIRATION DATE, MORE THAN 7,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO RATA BASIS 7,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE
SECTION 13 - "CONDITIONS OF THE OFFER." A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER, SUBJECT TO THE PROVISIONS OF THE PARTNERSHIP'S LIMITED PARTNERSHIP AGREEMENT.

Factors to Consider When Tendering

     The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units by the Purchaser will be a speculative investment. The Purchaser is acquiring the Units for investment purposes and has no current plan to change the management or operations of the Partnership or effectuate any extraordinary transaction involving the Partnership.

     The Purchaser believes, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices, (ii) the Partnership's historical operations and distribution performance, (iii) the nature and condition of the Partnership's properties and the future capital investment they will require, (iv) the terms of the Partnership's significant loan and management contractual obligations and
(v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased. Before tendering, however, Unitholders are urged also to consider the factors set forth on the cover page of this Offer to Purchase and the other information concerning the Partnership and the Offer found herein and in publicly-available reports and other information concerning the Partnership.

Establishment of the Offer Price

     The Purchaser has set the Offer Price at $275 per Unit, in cash, with interest as described herein, reduced by any cash distributions made or declared on or after the date hereof.

     The Purchaser established the Offer Price based on its analysis of the Partnership's assets and estimates of when the Partnership may liquidate. The Purchaser conducted an internal analysis of the Partnership based on the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 23 and June 15, 2001. The Purchaser estimated the 2001 cash flow of the Partnership's properties at approximately $16.9 million, and applied to that cash flow a capitalization rate of 12.5% (which the Purchaser believes is within a range currently employed in the marketplace for extended stay hotels of similar age and quality which are subject to a management agreement structure similar to the Partnership's), yielding a value of approximately $135 million for the Partnership's properties. The Purchaser then added the Partnership's net working capital, subtracted the mortgage debt on the properties, and subtracted the General Partner's one percent share of sales and refinancing proceeds.

     This analysis yielded an estimated value of approximately $33 million, or $474 per Unit. The Purchaser, however, does not believe that this estimated per Unit value is an accurate reflection of what an investor might receive today or in future periods, in respect of a Unit. In the Purchaser's judgment, that amount may be less than this estimate of per-Unit value, after taking into account (i) a reduction in the value of the Partnership's properties due to the unfavorable terms of the management agreement, (ii) a reduction in cash and cash equivalents to fund payment of the deferred incentive management fees and (iii) other unknown factors. In addition, the Purchaser took into account (1) the lack of liquidity, (2) the limited frequency of trading of Units in the secondary market, (3) the fact that it will not control the Partnership upon consummation of the Offer, (4) the apparent absence of a definitive liquidation plan for the Partnership, (5) the fact that the Partnership is currently not paying distributions out of operations, (6) the indebtedness of the Partnership and (7) certain tax considerations in establishing the Offer Price, which represents a 47% discount to its estimated value. In addition, the principals of the Purchaser own a small percentage of outstanding Units which were acquired in December 1999 at a price of $455 per Unit (which took place prior to the distribution resulting from the class action litigation of $152 per Unit that was paid to Unitholders during the fourth quarter of 2000, and, adjusted for such distribution, was at a net price of $303 per Unit in comparison to the current Offer), and the Purchaser has contractual arrangements to purchase an additional 90 Units at $125 per Unit pursuant to private purchases made in July and August of this year and 40 Units at $275 per Unit pursuant to a private purchase made in September of this year. In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units. The Purchaser set the Offer Price based primarily on its desire to establish the lowest price that might be acceptable to Unitholders consistent with its objectives, and to reflect its belief that an investor would probably not, for the foregoing reasons, realize the estimated value calculated by the Purchaser through a sale.

     Commencing in January, 2001, executives of Host Marriott Corporation and its affiliates ("Host Marriott"), which owns the Partnership's General Partner, approached Douglas Greene, managing member of Haberhill and a former senior executive of Host Marriott, concerning its desire to sell its interests in the Partnership and an affiliated partnership, Marriott Residence Inn Limited Partnership, and the possibility that Haberhill would acquire those interests as well as all or a portion of other interests held by unaffiliated Unitholders. Pursuant to those discussions,

Haberhill executed a confidentiality agreement dated February 1, 2001 and, until negotiations were terminated by Host Marriott in April 2001, participated, with Madison, in discussions with Host Marriott representatives and its financial advisors concerning the possible acquisition of its and others' interests in such partnerships and Host Marriott's alternatives to such a possible transaction. In those negotiations, Madison and Haberhill suggested a purchase price per Unit of $200 to $300 and did not receive a response from Host Marriott. At this time, Host Marriott informed the Purchaser that it had determined to engage an investment banker to advise it on a possible sale of the Partnership's properties or a transaction to provide liquidity to Unitholders, and that Haberhill and Madison would have to execute a one-year standstill agreement for discussions to continue. This they declined to do. None of the Purchaser nor the other Co-Bidders received any material information from Host Marriott which was not disclosed by Host Marriott prior to the Offer Date. The Offer Price is not the result of these discussions nor of other discussions between the Purchaser and the Partnership. The Purchaser has had no meaningful access to the books and records of the Partnership, and has based the Offer Price upon its own analysis of publicly available information. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

     As explained in Schedule I hereto, prior to forming Haberhill, Mr. Greene spent 18 years with Marriott Corporation and Host Marriott Corporation. As a Senior Vice President with Host Marriott from 1993 to 2000, he was responsible for management of Host Marriott's Asian hotel joint venture, selected hotel acquisitions, including those involving debt purchase and foreclosure, negotiated prepackaged bankruptcies and partnership rollups. He was also involved with certain of Host Marriott's limited partnership activities, including operations management oversight and refinancing and disposition of partnership properties, but did not have any material involvement with matters relating to the Partnership. Prior to 1993, he was a Vice President with Marriott Corporation, where his duties included a variety of acquisition, disposition and corporate and financing activities for the company's lodging properties.

     On May 22, 2001, Madison Liquidity Investors 107, LLC, an affiliate of and nominee for the Purchaser, commenced an action in the Chancery Court of the State of Delaware, New Castle County, seeking an order to compel the Partnership and the General Partner to disclose the list of holders of Partnership Units. The action alleges that the plaintiff, as a current limited partner of the Partnership, is entitled to this list under the Partnership's limited partnership agreement and Delaware law, and that the defendants have refused to provide the list despite due demand therefor. On May 30, 2001, the plaintiff filed a motion to expedite consideration of this action. The motion to expedite has not yet been determined by the court.

     The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

     Certain information contained in this Offer to Purchase that relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the SEC. The Purchaser expressly disclaims any responsibility for the information included in these filed reports and extracted in this discussion.

     According to publicly available information, as of June 15, 2001, there were 70,000 Units issued and outstanding. As of the Partnership's most recent filing on Form 10-K for the year ended December 31, 2000, these outstanding Units were held by approximately 3,579 Unitholders of record. Affiliates of the Purchaser currently beneficially own an aggregate of 20 Units, or approximately 0.03% of the outstanding Units, and the Purchaser has contractual arrangements to purchase an additional 90 Units pursuant to private purchases made in July and August of this year and 40 Units at $275 per Unit pursuant to a private purchase made in September of this year. See Section 11 - "Certain Information Concerning the Purchaser" below.

     Tendering Unitholders will not be obligated to pay brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer. The Purchaser desires to purchase all the Units tendered by each Unitholder, up to 10% of the total outstanding Units and subject to Proration, when applicable, except where otherwise prohibited. See Section 4 - "Proration" below.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

     Unitholders are urged to read this Offer to Purchase and the accompanying Agreement of Assignment and Transfer carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer.

     Upon the terms and subject to the conditions of the Offer (including the terms and conditions of any extension or amendment of the Offer), the Purchaser will accept for payment and pay for up to 7,000 Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 5 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., New York Time, on October 23, 2001, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

     The Offer is conditioned on satisfaction of certain conditions. See Section 13 - "Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate the Offer at any time prior to the acceptance of tendered Units for payment.

Section 2. Procedures for Tendering Units.

     Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed) with any other documents required by the Agreement of Assignment and Transfer or the instructions thereto, must be received on or prior to the Expiration Date by the Purchaser at 6143 South Willow Drive, Suite 200, Greenwood Village, Colorado 80111. A Unitholder may tender any or all Units owned by such Unitholder. Unitholders should recognize that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases of certain fractional Units and purchases which would violate the terms of the Offer or the Partnership's Limited Partnership Agreement, based upon the number of Units validly tendered prior to the Expiration Date and not properly withdrawn.

     In order for a tendering Unitholder to participate in the Offer, the Unitholder must complete, in its entirety, the following documents that accompany this Offer to Purchase:

     (1)  The Agreement of Assignment and Transfer; and

     (2) Any other applicable documents included herewith or in the Instructions to Complete the Agreement of Assignment and Transfer.

     In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 5:00 p.m., New York Time, on October 23, 2001, or such date to which the Offer may be extended.

     The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Signature Guarantees. The signatures on the Agreement of Assignment and Transfer must be medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having any office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD").

     Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Purchaser with such Unitholder's correct taxpayer identification number ("TIN") or Social Security Number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding.

     Each tendering Unitholder must insert in the Agreement of Assignment and Transfer the Unitholder's taxpayer identification number or social security number in the space provided on the signature page to the Agreement of Assignment and Transfer. The Agreement of Assignment and Transfer also includes a substitute Form W-9, which contains the certifications referred to above. See the Instructions to the Agreement of Assignment and Transfer and the accompanying Tax Certification page.

     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Agreement of Assignment and Transfer certifying such Unitholder's TIN or Social Security Number and address and that the Unitholder is not a foreign person. See the Instructions to the Agreement of Assignment and Transfer and Section 7 - "Certain Federal Income Tax Consequences" of this Offer to Purchase.

     Appointment as Attorney-in-Fact and Proxy. By executing an Agreement of Assignment and Transfer as set forth above, and subject to Section 5 - "Withdrawal Rights" of this Offer to Purchase, a tendering Unitholder irrevocably constitutes and appoints the Purchaser and its designees as such Unitholder's true and lawful attorneys-in-fact and proxies, in the manner set forth in the Agreement of Assignment and Transfer, with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Unit on or after the date hereof), each with full power of substitution, to the full extent of such Unitholder's rights (such power of attorney and proxy being deemed to be an irrevocable power coupled with an interest) to (i) seek to transfer ownership of such Units on the Partnership's books (and to execute and to deliver any accompanying evidences of transfer and authenticity which the Purchaser, the Partnership or the General Partner may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under a "Transferor's (Seller's) Application for Transfer" created by the NASD, if required), (ii) become a Substitute Limited Partner, (iii) receive any and all distributions made or declared by the Partnership after the Offer Date, (iv) receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (v) execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, (vi) endorse any check payable to or upon the order of such Unitholder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Unitholder, in favor of the Purchaser or any other payee the Purchaser otherwise designates, (vii) exercise all such Unitholder's voting and other rights as any such attorney-in-fact in their sole discretion may deem proper at any meeting of Unitholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise, (viii) act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units, (ix) execute a Loss and Indemnity Agreement relating to the Units on such Unitholder's behalf if such Unitholder fails to include its original certificate(s) (if any) representing the Units with the Agreement of Assignment and Transfer or (x) commence any litigation that the Purchaser or its designees, in their sole discretion, deem necessary to enforce any exercise of the Purchaser's or such designees powers as such Unitholder's attorneys-in-fact as set forth above.

     Such appointment will be effective upon receipt by the Purchaser of the Agreement of Assignment and Transfer. Upon such receipt, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective).

     Assignment of Entire Interest in the Partnership. By executing and delivering the Agreement of Assignment and Transfer, a tendering Unitholder irrevocably sells, assigns, transfers, conveys and delivers to the Purchaser, all of his right, title and interest in and to the Units tendered thereby and accepted for payment pursuant to the Offer and any and all non-cash distributions, other Units or other securities issued or issuable in respect thereof on or after the Offer Date, including, without limitation, to the extent that they exist, all rights in, and claims to, any Partnership profits and losses, cash distributions, proceeds of or other consideration resulting from litigation or other assertion of claims having accrued in favor of the Partnership, the tendering Unitholder or his or hers predecessor(s) in interest with respect to the tendering Unitholder's or such other person's purchase of Units or otherwise with respect to the business or management of the Partnership from its inception to the time of payment for the Units tendered hereunder, voting rights and other benefits of any nature whatsoever and whenever distributable or allocable to the Units under the Partnership's Limited Partnership Agreement, (i) unconditionally to the extent that the rights appurtenant to the Units may be transferred and conveyed without the consent of the General Partner and (ii) in the event that the Purchaser elects to become a Substituted Limited Partner of the Partnership, subject to the consent of the General Partner to the extent such consent may be required in order for the Purchaser to become a substituted limited partner of the Partnership. In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of Section 5 hereof, a Unitholder also assigns to the Purchaser all of the Unitholder's rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made or declared on or after the Offer Date.

     Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder will actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have lent the Units to a short seller. Because of the nature of limited partnership units, the

Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery or (v) uses any other method permitted in the Offer.

Section 3. Acceptance for Payment and Payment for Units.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment, and including the provisions of Section 7.01 of the Partnership's Limited Partnership Agreement), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 5, as promptly as practicable following the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Units pending receipt of any regulatory or governmental approvals specified in Section 14 - "Certain Legal Matters" or pending receipt of any additional documentation required by the Agreement of Assignment and Transfer. The tendering Unitholders will be paid promptly subject to and following (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer, (ii) receipt by the Purchaser of the Partnership's confirmation that the transfer of Units has been effectuated and (iii) actual transfer of Units to the Purchaser, subject to Section 4 - "Proration" of this Offer to Purchase. The Purchaser will issue payment only to the Unitholder of record and payment will be forwarded only to the address listed on the Agreement of Assignment and Transfer.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment validly tendered and not withdrawn Units, subject to the terms and conditions of the Offer (including Section 4 - "Proration" of this Offer to Purchase), at the Expiration Date. The Purchaser shall be deemed to have purchased tendered Units accepted for payment when the Purchaser is in receipt of the Partnership's confirmation that the transfer of Units has been effectuated and actual transfer of Units to the Purchaser has occurred. Upon the terms and subject to the conditions of the Offer, payment for the Units purchased pursuant to the Offer will in all cases be made by the Purchaser.

     Interest will be paid on the Offer Price for Units in accordance with the terms and conditions of the Offer.

     If any tendered Units accepted for payment are not purchased for any reason, the Agreement of Assignment and Transfer with respect to such Units not purchased will be of no force or effect from and after the date the Offer is terminated and no payments (including, without limitation, interest payments) will be made in respect of such Units. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may, nevertheless, on behalf of the Purchaser, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     Unless otherwise prohibited, the Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

Section 4. Proration.

     If not more than 7,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 7,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer, will accept for payment and pay for an aggregate of 7,000 Units so tendered, on a pro rata basis according to the number of Units validly tendered by each Unitholder and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid tenders of fractional Units and purchases that may otherwise violate the Partnership's Limited Partnership Agreement, where applicable.

     In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will forward payment together with a notice explaining the final results of the proration as soon as practicable. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined, which it expects will be accomplished prior to consummation of the Offer.

     In the event that proration of tendered Units is required, and because of the difficulty of determining the proration results, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the terms and conditions of the Offer, including the provisions of Section 7.01 of the Partnership's Limited Partnership Agreement, and the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unitholders the Offer Price in respect of Units tendered or to return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known.

Section 5. Withdrawal Rights.

     Except as otherwise provided in this Section 5, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, if and to the extent tendered Units have not been accepted for payment by November __, 2001 (the 60th day from the Offer Date), at any time thereafter.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser (i.e., a valid notice of withdrawal must be received after the date hereof but on or before October 23, 2001, or such other date to which this Offer may be extended) at the address set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the same person(s) who signed the Agreement of Assignment and Transfer and must also contain a Medallion Signature Guarantee. If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal.

     If purchase of, or payment for, Units is delayed for any reason (including because of the terms of the Offer and Section 7.01 of the Partnership's Limited Partnership Agreement), or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e., Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 2 at any time prior to the Expiration Date.

Section 6. Extension of Tender Period; Termination; Amendment.

     The Purchaser expressly reserves the right, in its sole discretion and regardless of whether any of the conditions set forth in Section 13 - "Conditions of the Offer" shall have been satisfied, at any time and from time to time, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, and (iii) amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason (including because of the terms of the Offer and Section 7.01 of the Partnership's Limited Partnership Agreement), then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Units on behalf of the Purchaser, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 5. However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York Time.

Section 7. Certain Federal Income Tax Consequences.

     The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws.

     EACH UNITHOLDER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     Consequences to Tendering Unitholder. A Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unitholder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unitholder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unitholder's particular circumstances, and will be affected by both allocations of Partnership income, gain or loss, and any cash distributions made by the Partnership to a Unitholder with respect to such Units. In this regard, tendering Unitholders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

     In general, the character (as capital or ordinary) of a Unitholder's gain or loss on a sale of a Unit pursuant to the Offer will be determined by allocating the Unitholder's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The difference between the portion of the Unitholder's amount realized that is allocable to Section 751 items and the portion of the Unitholder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss, and the difference between the Unitholder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unitholder as a capital asset. The Purchaser believes that tax gain realized on a sale of Units pursuant to the Offer will be treated as a capital gain under these rules, subject to any recapture items which are treated as ordinary income.

     A Unitholder's capital gain (if any) or loss on a sale of Units pursuant to the Offer will be treated as long-term capital gain or loss if the Unitholder's holding period for the Units exceeds one year. Under current law (which is subject to change), long-term capital gains of individuals and other non-corporate taxpayers are generally taxed at a maximum marginal federal income tax rate of 20% (or 25% on recapture of the amount of accelerated depreciation on real property), whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A Unitholder with "suspended" passive activity losses (i.e., net tax losses in excess of statutorily provided "phase-in" amounts) from the Partnership generally will be entitled to offset such losses against any income or gain recognized by the Unitholder on a sale of his Units pursuant to the Offer. If a Unitholder is unable to sell all his Units, the deductibility of any unused losses would continue to be subject to the passive activity loss limitation until the Unitholder sells his remaining Units. See Section 8 ("Effects of the Offer"). A Unitholder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Unitholder provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Agreement of Assignment and Transfer.

     IF A UNITHOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH UNITHOLDER. SEE INSTRUCTION 3 TO THE AGREEMENT OF ASSIGNMENT AND TRANSFER.

     Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the Offer Price payable to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Agreement of Assignment and Transfer certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

     Consequences to a Non-Tendering Unitholder. The Purchaser does not anticipate that a Unitholder who does not tender his or its Units will realize any material tax consequences as a result of the election not to tender. However, if there is a sale or exchange of 50% or more of the total Units in Partnership capital and profits within a 12-month period (including those transferred as a result of the Offer), a termination of the Partnership for federal income tax purposes would occur, and the taxable year of the Partnership would close. In the case of such a sale or exchange, the properties (subject to related debt) of the Partnership would be treated as contributed to a new partnership (or an association taxable as a corporation). The Partnership will then be deemed to distribute to its Unitholders interests in the new partnership in a deemed liquidation of the Partnership. The Purchaser has not, however, had access to complete information concerning assignments of Units and cannot, therefore, be certain that the Partnership will not terminate for tax purposes as a result of sales pursuant to the Offer. The consequences of a termination of the Partnership could include changes in the methods of depreciation available to the Partnership for tax purposes and possibly other consequences the extent of which cannot be determined by the Purchaser without access to the books and records of the Partnership. In addition, a termination of the Partnership could cause the Partnership or its assets to become subject to unfavorable statutory or regulatory changes enacted or issued prior to the termination but previously not applicable to the Partnership or its assets because of protective "transitional" rules. The Purchaser has reserved the right not to purchase Units to the extent such purchase would cause a termination of the Partnership for federal income tax purposes.

     Consequences to a Tax-Exempt Unitholder. Although certain entities are generally exempt from federal income taxation, such tax-exempt entities (including Individual Retirement Accounts ("IRAs") are subject to federal income tax on any "unrelated business taxable income" ("UBTI"). UBTI generally includes, among other things, income (other than, in the case of property which is not "debt-financed property," interest, dividends, real property rents not dependent upon income or profits, and gain from disposition of non-inventory property) derived by certain trusts (including IRAs) from a trade or business or by certain other tax-exempt organizations from a trade or business, the conduct of which is not substantially related to the exercise of such organization's charitable, educational or other exempt purpose and income to the extent derived from debt-financed property. Subject to certain exceptions, "debt-financed property" is generally any property which is held to produce income and with respect to which there is an "acquisition indebtedness" at any time during the taxable year. Acquisition indebtedness is generally indebtedness incurred by a tax-exempt entity directly or through a partnership (i) in acquiring or improving a property, (ii) before acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement or (iii) after acquiring or improving a property if the indebtedness would not have been incurred but for such acquisition or improvement and the incurrence of such indebtedness was reasonably foreseeable at the time of the acquisition or improvement.

     To the extent the Partnership holds debt-financed property or inventory or other assets as a dealer, a tax-exempt Unitholder (including an IRA) could realize UBTI on the sale of a Unit. In addition, a tax-exempt Unitholder will realize UBTI upon the sale of a Unit, if such Unitholder held its Units as inventory or otherwise as dealer property, or acquired its Units with acquisition indebtedness. However, any UBTI recognized by a tax-exempt Unitholder as a result of a sale of a Unit, in general, may be offset by such Unitholder's net operating loss carryover (determined without taking into account any amount of income or deduction which is excluded in computing UBTI), subject to applicable limitations.

     EACH TAX-EXEMPT UNITHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING OR NOT SELLING UNITS PURSUANT TO THE OFFER.

Section 8. Effects of the Offer.

     Certain Restrictions on Transfer of Interests. Section 7.01 of the Partnership's Limited Partnership Agreement restricts transfers of Units if, among other things, in the opinion of counsel to the Partnership a transfer would cause a termination of the Partnership for federal income tax purposes (which termination will occur when Units representing 50% or more of the total Partnership capital and profits are transferred within a 12-month period). Consequently, sales of Units in the secondary market and in private transactions during the 12-month period following completion of the Offer may be restricted, and the Partnership may not process any requests for recognition of transfers or Units during such twelve-month period which the General Partner believes may cause a tax termination. The Purchaser does not intend to purchase Units to the extent such purchase would cause a termination of the Partnership. See Section 13 -"Conditions of the Offer."

     Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

     Voting Power of Purchaser. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Unitholders, unless otherwise prohibited.

     The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the

Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, the units will continue to be held of record by more than 300 persons.

Section 9. Purpose of the Offer;  Future Plans.

     Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that there may be underlying value in its properties. The Purchaser does not currently intend to change the management or operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future. The purchase of the Units will allow the Purchaser to benefit from, among other things, (i) any cash distributions from Partnership operations in the ordinary course of business, (ii) any distributions of net proceeds from the sale of any properties and (iii) any distributions of net proceeds from the liquidation of the Partnership.

     Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

     The Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchaser reserves the right, at an appropriate time, to exercise limited partner and other rights, including rights relating to limited partner votes concerning management of the Partnership and its properties, sales of the Partnership's properties and liquidation and dissolution of the Partnership.

Section 10. The Business of the Partnership.

     Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional financial and other information concerning the Partnership is contained in the Partnership's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Web site at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Purchaser disclaims any responsibility for the information included in such reports and extracted in this Offer to Purchase.

     The Partnership was formed in 1988 to acquire, own and operate 23 Marriott Residence Inn properties and the land on which they are located. The Partnership's Inns, which range in age between 12 and 18 years, are located in seven states and contain a total of 2,487 suites as of December 31, 2000. The Inns are extended-stay, limited service hotels which cater primarily to business and family travelers who stay more than five consecutive nights. They do not have restaurants, but each suite contains a fully-equipped kitchen. They are operated as part of the Residence Inn by Marriott system and are managed by Residence Inn by Marriott, Inc., a wholly-owned subsidiary of Marriott International, Inc. under a long-term management agreement.

     In the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Partnership discloses that in September 2000, the General Partner, Marriott International, Inc. and related defendants closed on a lawsuit filed by limited partners from seven limited partnerships, including the Partnership. In accordance with the terms of the settlement, the defendants made cash payment of approximately $152 per Unit to Unitholders to release all claims. The property manager of the Partnership also agreed to forgive $22.7 million of deferred incentive management fees payable by the Partnership.

     In the Partnership's Quarterly Report on Form 10-Q for the fiscal quarters ended March 23 and June 15, 2001, the Partnership discloses that the General Partner is attempting to sell the Partnership's properties or, in the alternative, to find a buyer for the partnership interests in the Partnership, and that the General Partner earlier this year engaged a financial advisor to solicit bids from interested parties.

Section 11. Certain Information Concerning the Purchaser.

     The Purchaser is a limited liability company organized under the laws of the State of Delaware owned by MRI Partners, a joint venture between Madison and Haberhill. None of the Purchaser nor any of the co-bidders is affiliated with the Partnership or its general partner. For information concerning the Purchaser and its principals, please refer to Schedule I attached hereto. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm. The principal business address of the Purchaser is 410 Park Avenue, Suite 540, New York, New York 10022.

     The Purchaser has available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser's members have made binding commitments to contribute funds necessary to fund the acquisition of all Units subject to the Offer and all anticipated costs and expenses related thereto. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its members and the Co-Bidders have an aggregate net worth in excess of $36 million, including net liquid assets of more than $7 million. Madison has a net worth in excess of $25 million; the Purchaser and MRI Partners are each newly-formed entities with nominal net worth; Haberhill has a nominal net worth; each of Messrs. Gordon and Dickerman has a net worth in excess of $5 million; and Mr. Greene has a net worth in excess of $1 million.

     As of the date of this Offer, the principals of the Purchaser own approximately 0.03% of the outstanding Units of the Partnership. These Units were acquired in December 1999 at a price of $455 per Unit (which took place prior to the distribution resulting from the class action litigation of $152 per Unit that was paid to Unitholders during the fourth quarter of 2000, and, adjusted for such distribution, was at a net price of $303 per Unit in comparison to the current Offer), and the Purchaser has contractual arrangements to purchase an additional 90 Units at $125 per Unit pursuant to private purchases made in July and August of this year and 40 Units at $275 per Unit pursuant to a private purchase made in September of this year. In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser, beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on
Schedule I nor any affiliate of the Purchaser have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule I, or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser, on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds.

     The Purchaser expects that approximately $1,925,000 would be required to purchase 7,000 Units, if tendered, and an additional $100,000 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through its owners' and affiliates' existing liquid capital reserves, which are committed to that purpose. Accordingly, there are no financing arrangements involving third parties which are necessary for completion of the Offer.

Section 13. Conditions of the Offer.

     Notwithstanding any other terms of the Offer and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units, (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date, (iii) a legal or governmental action would prohibit the purchase, including any circumstance described in clauses (a), (b), (c) or (i) below, or (iv) the Partnership does not transfer record ownership of the Units to the Purchaser.

     The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, the Purchaser determines, in its reasonable judgment, that any of the following conditions exist:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which, in the view of the Purchaser, (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes, confirms or seeks to impose or confirm limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) might cause any material diminution of the benefits expected to be derived by the Purchaser or any of its affiliates as a result of the transactions contemplated by the Offer, (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, capitalization, partners' equity, licenses, franchises, tax status, operations, results of operations or prospects of the Purchaser or the Partnership, (vi) challenges the acquisition by the Purchaser of the Units or seeks to obtain any material damages as a result thereof or (vii) challenges or adversely affects the Offer;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (vii) of paragraph (a) above;

     (c) there shall have been threatened, instituted or pending any action, proceeding, application, audit, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph
(a) above;

     (d) any change or development shall have occurred or been threatened (or any condition, event or development involving a prospective change) since the date hereof, in the business, properties, assets, liabilities, financial condition, capitalization, partners' equity, licenses, franchises, tax status, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have an adverse effect on the value of the Units;

     (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any governmental authority on, or other event which might an adverse affect, the extension of credit by banks or lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer a material acceleration or worsening thereof;

     (f) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than 50% of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act) or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to
Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units;

     (g) any developments shall have occurred or be threatened that might substantially impair or encumber those benefits that the Purchaser is attempting to achieve in this Offer;

     (h) the Partnership or any of its subsidiaries shall have authorized, recommended, proposed or announced an agreement or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any comparable event, not in the ordinary course of business consistent with past practices;

     (i) the failure to occur of any necessary approval or authorization by any federal or state authorities necessary to the consummation of the purchase of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment;

     (j) the Purchaser shall become aware that any material right of the Partnership or any of its subsidiaries under any governmental license, permit or authorization relating to any environmental law or regulation is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer; or

     (k) the Partnership or its General Partner shall have amended, or proposed or authorized any amendment to, the Limited Partnership Agreement or the Purchaser shall have become aware that the Partnership or its General Partner have proposed any such amendment.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which will be deemed to be ongoing and may be asserted at any time and from time to time. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

     General. Except as set forth in this Section, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of (i) any filings, approvals or other actions by any domestic or foreign governmental or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer other than the filing of a Tender Offer Statement on Schedule TO (which has been filed) and any required amendments thereto or (ii) any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this
Section 14.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not believe that the HSR Act is applicable to the acquisition of Units pursuant to the Offer.

     ERISA. By executing and returning the Agreement of Assignment and Transfer, a Unitholder will be representing that either (a) the Unitholder is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or an entity deemed to hold "plan assets" within the meaning of 29.C.F.R. Section 2510.3-101 of any such plan, or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

     State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, security holders, principal executive officers or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obliged to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses.

     Except as otherwise set forth herein, the Purchaser will pay all costs and expenses of printing, publishing and mailing the Offer and its legal fees and expenses. The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer.

Section 16. Miscellaneous.

     THE OFFER IS BEING MADE TO ALL UNITHOLDERS, BENEFICIAL OWNERS AND ASSIGNEES, ALL TO THE EXTENT KNOWN BY THE PURCHASER. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in Section 11 "Certain Information Concerning the Purchaser."

September 21, 2001

MADISON LIQUIDITY INVESTORS 117, LLC

                                   SCHEDULE I

                        THE PURCHASER AND ITS PRINCIPALS

Executive Officers and Directors of the Purchaser

     The Purchaser is a Delaware limited liability company owned by Madison and Haberhill and affiliates of Madison. Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each principal Madison and Haberhill. Each person listed below is a citizen of the United States of America.

Bryan E. Gordon, Managing Director of Madison

     Prior to forming Madison, Mr. Gordon's 13-year background in investment banking and management consulting emphasized the areas of real estate and corporate finance. He specialized in equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co., Inc.; and one year in the Real Estate and Partnership Finance Group at E.
F. Hutton & Company, Inc. Mr. Gordon earned an MBA degree from Columbia University's Graduate School of Business and a BSE degree, cum laude, from the Wharton School of the University of Pennsylvania.

Ronald M. Dickerman, Managing Director of Madison

     Prior to forming Madison, Mr. Dickerman spent 14 years focusing on the analysis, acquisition, financing, management and disposition of income-producing assets such as real estate, mortgage products, healthcare properties, leased equipment, media properties, oil & gas properties and other specialty assets. In 1991, he founded First Equity Realty Corp., a real estate investment firm specializing in the acquisition of under-performing real estate assets from financial institutions. During the period 1987 to 1991, Mr. Dickerman was an investment banker in the Partnership Finance Group at Smith Barney, Harris Upham & Co., Inc., where he was responsible for the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. In this capacity, Mr. Dickerman raised approximately $525 million in equity capital for assets valued at over $2 billion. Mr. Dickerman earned an MBA degree from Columbia University's Graduate School of Business and a BA degree from Tufts University.

Douglas H. S. Greene, Managing Director of Haberhill

     Prior to forming Haberhill, Mr. Greene spent 18 years with Marriott Corporation and Host Marriott Corporation. As a Senior Vice President with Host Marriott from 1993 to 2000, he was responsible for management of Host Marriott's Asian hotel joint venture, selected hotel acquisitions, including those involving debt purchase and foreclosure, negotiated prepackaged bankruptcies and partnership rollups. He was also involved with certain of Host Marriott's limited partnership activities, including operations management oversight and refinancing and disposition of partnership properties. Prior to 1993, he was a Vice President with Marriott Corporation, where his duties included a variety of acquisition, disposition and corporate and financing activities for the company's lodging properties. Mr. Greene earned a BS degree from Cornell University's School of Hotel Administration.